OB 10/15/2015

SECUR 15027707 SSION

SEC
Mail Processing
Section
SEP 16 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 52843

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/14 (MM/DD/YY) AND ENDING 06/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LIME BROKERAGE LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

625 BROADWAY 12 FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10012 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BASILIOS TAKOS 212 824 5538
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCGLADREY LLP
(Name – *if individual, state last, first, middle name*)

ONE SOUTH WACKER DRIVE (Address) CHICAGO (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BASILIOS TAKOS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LIME BROKERAGE LLC, as of JUNE 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

MEGAN LITTLE
Notary Public - State of New York
NO. 01LI6315951
Qualified in New York County
My Commission Expires Dec 8, 2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

LIME BROKERAGE LLC

(Public Pursuant to Rule 17a-5 (e) (3)
and CFTC Regulation 1.10)

June 30, 2015

LIME BROKERAGE LLC
(A limited liability company)

TABLE OF CONTENTS

McGladrey

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Lime Brokerage LLC
New York, New York

We have audited the accompanying statement of financial condition of Lime Brokerage LLC (the Company) as of June 30, 2015, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Lime Brokerage LLC as of June 30, 2015, in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules 1 and 2 (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the supplementary information contained in Schedules 1 and 2 is fairly stated, in all material respects, in relation to the financial statement as a whole.

McGladrey LLP

Chicago, Illinois
September 15, 2015

LIME BROKERAGE LLC
(A limited liability company)
Statement of Financial Condition
As of June 30, 2015

ASSETS		
Cash	$	774,917
Cash segregated under federal and other regulations or requirements		346,354
Accounts receivable		390,131
Due from clearing brokers		4,078,481
Due from other brokers		311,598
Due from customers		536,880
Due from affiliate		86,195
Furniture, equipment, and leaseholds less accumulated depreciation and amortization of $8,364,930		991,694
Intangible and intellectual property, less accumulated amortization of $891,938		1,032,059
Due from parent company		5,386,242
Prepaid expenses and other assets		162,221
Total assets	$	14,096,772
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Due to other brokers	$	2,131,385
Deferred lease liability		263,374
Accounts payable		747,086
Accrued expenses and other liabilities		1,051,886
Total liabilities		4,193,731
Member's equity		9,903,041
Total liabilities and member's equity	$	14,096,772

The accompanying notes are an integral part of this statement.

1. ORGANIZATION AND BUSINESS ACTIVITY

Lime Brokerage LLC (the Company), a wholly-owned subsidiary of WEDBUSH, Inc. (Parent), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA); is an introducing broker registered with the Commodity Futures Trading Commission (CFTC); and is a member of the National Futures Association (NFA). The Company conducts business on a fully disclosed basis with Wedbush Securities Inc. (WSI), an entity affiliated by common ownership, ABN AMRO Clearing Chicago LLC (ABN), and JP Morgan and Chase (JPM), pursuant to clearing agreements (collectively referred to as the Clearing Brokers). The Company does not receive, directly or indirectly, or hold funds or securities for customers and does not carry accounts of or for customers. As such, the Company is exempt under paragraph k(2)(ii) as defined by Rule 15c3-3. The Parent has agreed to provide financial support to the Company and may supply additional capital as required to meet both regulatory and/or business requirements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company records transaction fees, consisting of customer commissions net of execution venue fees and rebates, on a trade-date basis. Execution and clearing costs incurred in the execution of customer-directed trades are also recorded on a trade-date basis. Technology fees and other revenues are contractually determined and recognized when earned. The firm also earns a percentage of margin interest that is charged to customers by the clearing firms.

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

The Company maintains cash deposits with major financial institutions which from time to time may exceed federally insured limits. The Company assesses the financial condition of the institutions and believes that the risk of any loss is minimal.

Accounts receivable represent fees and commissions receivable from customers. No reserve has been established for uncollectible receivables, as all amounts outstanding are collectible.

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed on an accelerated basis over the estimated useful lives of the assets. The estimated useful lives of the assets range from 3 to 7 years. Leasehold improvements are amortized over 10 or 15 years.

The Company is a limited liability company. As such, income or loss of the Company is allocated 100% to the sole member, WEDBUSH, Inc., for inclusion in its income tax return. The Company has provided for federal, state and local income taxes based on an allocation from the Parent. The Company is consolidated into the Parent for income tax purposes; the Parent files an income tax return in the U.S. federal jurisdiction, and also files income tax returns in various U.S. states and local jurisdictions.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

At June 30, 2015, the Company segregated cash in a special reserve bank account under Rule 15c3-3 of the Securities Exchange Act of 1934. Subsequent to that date, the SEC agreed that since the Company is an executing-only broker dealer and does not carry customer accounts, the Company will file for the year ended June 30, 2015 and going forward, an Exemption Report as described in SEA Rule 17a-5(d)(1)(i)(B)(2). Therefore, the Company is in the process of transitioning the cash segregated account pursuant to Rule 15c3-3 to an account in line with the exemption provision conditions set forth in paragraphs (k)(2)(ii).

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in Topic 605, Revenue Recognition. Under the new guidance, an entity should recognize revenue to depict the fees and commissions for services rendered to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those services rendered. This guidance is effective for annual and interim reporting periods beginning after December 15, 2016, and early application is not permitted. The Company is currently evaluating the impact this ASU will have on its financial statements.

3. DUE FROM CLEARING BROKERS

The Company conducts business with the Clearing Brokers on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by the Clearing Brokers pursuant to clearing agreements. At June 30, 2015, the due from clearing brokers includes required deposits aggregating $500,000 with the Clearing Brokers pursuant to the clearing agreements, as well as commissions earned by the Company, net of clearing and other charges payable to the Clearing Brokers.

4. DUE FROM/TO OTHER BROKERS

Certain customer trades are executed on Electronic Communications Networks (ECNs) or Exchanges for which the Company receives rebates and incurs execution and other costs. At June 30, 2015, $22,888 of net rebates were reported as due from other brokers and $2,008,995 of net fees were reported as due to other brokers.

5. FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Details of furniture, equipment, and leasehold improvements at June 30, 2015 are as follows:

Leasehold improvements	$ 2,392,852
Furniture	801,678
Office equipment	943,984
Computer equipment	5,218,110
Subtotal	9,356,624
Less accumulated depreciation and amortization	8,364,930
Net	$ 991,694

6. INTANGIBLES - INTELLECTUAL PROPERTY

Per Accounting Standards Codification (ASC) 350-30, intangible assets with finite useful life are amortized over useful life on a straight line basis. All intangible assets are evaluated for impairment when events or changes in circumstances suggest that the carrying value of an asset may not be fully recovered. Any impairment loss is recognized when the carrying amount is less than the fair value.

On June 10, 2011, the Parent acquired all of the membership interests of the Company. In connection with the acquisition, the Company recorded $1,373,997 in intellectual property. The Company is amortizing this asset over 15 years from the purchase date based upon the estimated useful life of the intellectual property. The accumulated amortization on June 30, 2015 was $376,313.

On October 4, 2011, the Company acquired the intellectual property of Cactus Trading Systems, LLC for $550,000. The Company is amortizing this asset over 4 years. The accumulated amortization on June 30, 2015 was $515,625.

The projected amortization of these assets for fiscal years ending June 30 is:

	Cactus	Wedbush	Total
2016	$ 34,375	$ 91,600	$ 125,975
2017	0	91,600	91,600
2018	0	91,600	91,600
2019	0	91,600	91,600
2020	0	91,600	91,600
Thereafter	0	539,678	539,678
	$ 34,375	$ 997,678	$ 1,032,053

7. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, securities transactions of customers are introduced to and cleared through the Clearing Brokers. Pursuant to the respective agreements between the Company and the Clearing Brokers, the Clearing Brokers have the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions.

The Company does not anticipate nonperformance by customers in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the customers, the Clearing Brokers and financial institutions with which it conducts business.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the Clearing Brokers to obtain additional collateral from the Company's customers. It is the policy of the Clearing Brokers to value the short positions daily and to obtain additional collateral where deemed appropriate.

8. NET CAPITAL REQUIREMENT

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1 ("the Rule"). This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At June 30, 2015, the Company's net capital was $1,126,966, which was $847,384 in excess of its minimum requirement of $279,582. The ratio of aggregate indebtedness to net capital was 3.72:1. The Company is reliant on the Parent for funding to maintain capital adequacy until such time as the Company's cash flows from operations are sufficient to meet regulatory capital requirements.

9. COMMITMENTS AND CONTINGENCIES

The Company is subject to ongoing litigation and regulatory matters in the normal course of its business. In the opinion of management, the potential legal and regulatory matters in which the Company is involved are not expected to have a material impact on the Company's financial position or results of operations.

On June 30, 2005, the Company entered into a non-cancellable operating lease for a data center facility in New Jersey. The term of the lease is for 12 years, ending on September 16, 2017. The Company has posted a Letter of Credit in the amount of $60,000 in addition to a security deposit of $46,295. As of June 30, 2015, there have been no draw downs under this letter of credit.

On March 29, 2013, the Company entered into a non-cancellable operating lease for a technology development center in Massachusetts. The term of this lease began on October 1, 2013 and ends on August 31, 2023.

On June 12, 2008, the Company entered into a non-cancellable operating lease for office space in New York. The lease expires on November 12, 2018. The Company has posted a Letter of Credit in the amount of $110,000 in lieu of a security deposit. As of June 30, 2015, there have been no draw downs under this letter of credit.

As of June 30, 2015, future minimum lease payments due under the above leases are approximately as follows:

Years Ending June 30,	
2016	$ 1,089,000
2017	1,109,000
2018	1,066,000
2019	680,000
2020	476,000
Thereafter	1,545,000
Total future office lease payments	$ 5,965,000

The Company subleases to WSI space in its New York City office.

As part of its operations, the Company entered into multiple equipment leases, all of which are with an entity affiliated through common ownership, Wedbush Leasing Inc. (WLI). The equipment leases range from 1-5 years. As of June 30, 2015, future minimum lease payments due under the equipment leases are approximately as follows.

Years Ending June 30,	
2016	$ 403,000
2017	318,000
2018	126,000
2019	54,000
2020	54,000
Thereafter	63,000
Total future equipment lease payments	$ 1,018,000

10. RELATED PARTY TRANSACTIONS

For the year ended June 30, 2015, the Company entered into occupancy and telecom expense sharing transactions with a related party. As of June 30, 2015, the Company was due $86,195 from WSI. This amount is reflected as due from affiliate on the Statement of Financial Condition.

The Company provided brokerage and technology services to WSI.

At June 30, 2015, the Company had a clearing deposit of $250,000, a commission receivable of $212,000 and a clearing account balance of $3,065,000 with WSI. These amounts are included in due from clearing brokers on the Statement of Financial Condition.

The Company entered into a new cost plus arrangement with WSI effective May 1, 2015 whereby all costs of the Company multiplied by 105% net of all revenues are remitted to the Company on a semi-monthly basis. The enhanced supporting and technical services provided by the Company to WSI include client

configurations, trade monitoring, allocations, extended trading hours support, and on-boarding procedures, some of which were provided to WSI in prior months at no charge. Total cost plus for the two months ended June 30, 2015 was $1,080,956 and is included as capital contributions on the Statement of Financial Condition.

11. INCOME TAXES

The Company is included in the filing of a consolidated tax return for federal tax purposes and in combined returns for certain states where such filing is required or permitted. The Company is also a party to a tax allocation agreement with its parent WEDBUSH, Inc., whereby the Company calculates its corresponding tax amounts on a separate return basis utilizing currently enacted tax laws and rates while also considering those tax attributes that are realized or realizable by the parent and corresponding consolidated group.

The Parent assesses its tax positions for all open tax years (2010-2014) and determines whether there are any material unrecognized liabilities in accordance with accounting for uncertain income taxes. Liabilities are recorded to the extent they are deemed incurred. Interest and penalties, as applicable and related to uncertain tax positions, are recorded in income tax expense.

Income taxes are provided under the provision of ASC Section 740, "Income Taxes". As required by the uncertain tax position guidance, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant authority would more likely than not uphold the position following an audit. There are no uncertain tax positions recorded in the financial statements.

(a) Federal and State Income Taxes

Income tax expense of the Company for the year ended June 30, 2015, is as follows:

	Federal	State	Total
Current	$ (1,356,000)	$ (359,000)	$ (1,715,000)
Deferred	(35,000)	9,000	(26,000)
Total	**$ (1,391,000)**	**$ (350,000)**	**$ (1,741,000)**

Net income taxes receivable of $5,386,242, which includes deferred tax assets of $1,584,000, at June 30, 2015, is included in due from parent company on the Statement of Financial Condition.

(b) Deferred Tax Assets and Liabilities

The Company recognizes deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to

be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Temporary differences and carry-forwards, which give rise to deferred tax assets and liabilities, consist of the following:

Deferred tax assets		
R&D Credits	$	896,000
Deferred Lease Liability		107,000
Amortization		272,000
Depreciation		209,000
Accrued expenses		100,000
Total deferred tax assets		1,584,000
Deferred tax liabilities		
California Franchise Tax		(0)
Total deferred tax liabilities		(0)
Net deferred tax assets	$	**1,584,000**

The Company has reviewed all of its deferred tax assets to assess whether a valuation allowance should be established. The firm recognizes tax positions in the financial statement only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. The Company's management believes it is more likely than not the deferred tax assets will be realized.

The difference between total income tax expense and the amount of expense that would be computed by applying only the federal corporate income tax rate of 35% to earnings is due to the following:

		Amount	Percentage
Federal income taxes	$	(1,589,000)	(35.0%)
State income tax, net of federal benefit		(298,000)	(5.8%)
R&D Credits		124,000	3.5%
Other		22,000	0.7%
Total income taxes	$	**(1,741,000)**	**(36.6%)**

12. 401(k) PLAN

The Company participates, in conjunction with its Parent, in a 401(k) Retirement Plan (the Wedbush 401(k) Plan) for all eligible employees. Under the terms of the Wedbush 401(k) Plan, participants can contribute a

portion of their annual compensation, subject to limitations provided by the Internal Revenue Code. The Company can make a discretionary matching contribution to the 401(k) on behalf of participating employees. The Company did elect to make such a matching contribution of $89,866 for the six month period ended December 31, 2014 but has not made a decision yet in regards to the six month period ended June 30, 2015.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through financial statement issuance for potential recognition and/or disclosure and identified one material subsequent event. The clearing relationship with JPM was terminated effective August 31, 2015.

McGladrey

Report of Independent Registered Public Accounting Firm on Internal Control

To the Board of Directors
Lime Brokerage LLC
New York, New York

In planning and performing our audit of the financial statements of Lime Brokerage LLC (the Company), as of and for the year ended June 30, 2015, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry customer accounts, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to previously, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding firm assets that we consider to be material weaknesses, as defined above.

However, we wish to note the following:

At certain times from August 2014 to November 2014, the Company did not meet its net capital requirement. These deficiencies were remediated by changing the Company's accounting policy to classify Due from Customer balances as non-allowable assets, ensuring capital infusions were sufficient to meet net capital requirements and by converting a note payable to a capital contribution on September 19, 2014, respectively. Management provided regulatory notices regarding these deficiencies on January 30, 2015 and August 25, 2015, respectively. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2015, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, the National Futures Association and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey LLP

Chicago, Illinois
September 15, 2015